HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________          Email:  harttrinen@aol.com
Donald T. Trinen                                     Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                December 3, 2010

Jeffrey Gordon
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Flexible Solutions International, Inc.
            December 31, 2009 Form 10-K
            File No. (001-31540)

      This office represents Flexible Solutions, Inc. This letter provides the Company's responses to the comments received from the staff by letter dated October 20, 2010. The paragraph numbers in this letter correspond with the paragraph numbers in the staffs' letter.

      1. Comment noted. In the future, the Company will file all news releases announcing operating results as an exhibit to a Form 8-K.

      2. The MD&A discussion in the Company's 10-Q report for the three months ended September 30, 2010 discloses the information requested by this comment.

      3. The Company's website will be updated to reflect the Company's current management.

     4, 5, 6. The Company's future filings will address the disclosures requested by these comments.

      7. We believe the Company's disclosure concerning the reasons for any material changes in financial statement line items is adequate. Insofar as disclosing the amount of each significant change between periods, we call your attention to instruction 4 to Item 303(a) of Regulation S-K, which provides in part, the following:

      "Registrants need not recite the amounts of changes from year to year which are readily computable from the financial statements. The discussion shall not merely repeat numerical data contained in the consolidated financial statements."

      The only line item in the Company's statement of operations which has more than one reason for the change is "Sales". The changes in sales for the Company's EWCP and TPA product lines between 2009 and 2008 are shown in Note 16 to the Company's December 31, 2009 financial statements.

     8,9,10. The MD&A discussion in the Company's 10-Q report for the three months ended September 30, 2010 discloses the information requested by these comments.

      11. Note 5 to the financial statements included as part of the Company's 10-Q report for the three months ended September 30, 2010 discloses the information requested by this comment.

      12. The Company's future filings will address the disclosures requested by this comment.

      13. Note 12 to the financial statements included with the Company's 10-Q report for September 30, 2010 clarifies that the Company's long-lived assets include property, equipment and leaseholds as well as patents.

      14. This is to confirm that the Company's principal executive and financial officer concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2009. Item 4 to the Company's 10-Q report for the three months ended September 30, 2010 contains the disclosure requested by this comment.

      15. Management completed its assessment of its internal control over financial reporting as of December 31, 2009.

   16,17,18,19. The Company's future filings will address the disclosures requested by these comments.

      20. The reference to March 10, 2009 in Item 12 of the Company's report on Form 10-K for the year ending December 31, 2009 was in error. The correct date should have been March 10, 2010.

      21. The Company's future filings will address the disclosures requested by this comment.

      22. The Exhibit 31 certifications filed with the Company's September 30, 2010 10-Q report refer to Exchange Act Rules 13a-15(e) and 15d-15(e).

      23. Comment complied with.

      24. The MD&A section- Results of Operations- in the Company's report on Form 10-Q for September 30, 2010 contains the disclosures requested by this comment.

      25. The Company's December 31, 2009 balance sheet filed with the Company's 10-Q report for September 30, 2010 shows long term deposits of $7,499, which is the correct number.


      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                           Very Truly Yours,

                                           HART & TRINEN, L.L.P.

                                           /s/ William T. Hart
                                           -------------------------
                                           William T. Hart